UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 19, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•    Press Release dated February 19, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	February 19, 2016	By:	/s/”Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Reports 2015 Results

HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•                  Fourth quarter earnings were $378 million and full year loss was $37 million, both including the impact of a number of unusual, non-recurring or non-operating factors

•                  Fourth quarter and full year adjusted earnings were $494 million and $1,866 million, respectively, or $0.58 and $2.20 per common share, respectively

•                  Fourth quarter and full year available cash flow from operations (ACFFO) were $876 million and $3,154 million, respectively, or $1.03 and $3.72 per common share, respectively

•                  Enbridge delivered record volume throughput on its liquids mainline system for the month of December

•                  Enbridge continued to successfully execute its growth capital program, bringing 14 projects with a combined value of $8 billion into service during 2015

•                  Enbridge expanded its renewable power generation portfolio in the fourth quarter through the acquisition of an onshore wind power project in West Virginia, United States and an interest in an offshore wind farm development in the United Kingdom

•                  Enbridge announced the $0.5 billion acquisition of operating natural gas processing plants and associated pipelines in the Montney region of northeastern British Columbia

•                  Enbridge raised its quarterly dividend by 14 percent to $0.53 per common share ($2.12 per share on an annualized basis) effective with the dividend payable on March 1, 2016

•                  Enbridge provided its 2016 guidance for ACFFO of $3.80 to $4.50 per share, and adjusted earnings before interest and taxes of $4.4 to $4.8 billion

•                  Enbridge was named to Canada’s Top 100 Employers and Canada’s Top Employers for Young People for 2016, and included in the Global 100 Most Sustainable Corporations for 2016

CALGARY, ALBERTA – February 19, 2016 - Enbridge Inc. (Enbridge or the Company) (TSX:ENB) (NYSE:ENB) today reported fourth quarter adjusted earnings of $494 million, or $0.58 per common share, and annual adjusted earnings for 2015 of $1,866 million, or $2.20 per common share. ACFFO was $876 million, or $1.03 per common share, in the fourth quarter of 2015 while full year 2015 ACFFO was $3,154 million, or $3.72 per common share. Full year adjusted earnings per share and ACFFO per share increased by 15.8% and 23.2%, respectively, over the comparative full year period.

“Despite one of the most dramatic downturns in the energy sector in decades, we delivered very strong adjusted earnings and cash flow growth for our shareholders that were in line with our expectations,” said Al Monaco, President and Chief Executive Officer. “Our fourth quarter actually came in a bit stronger than we anticipated late last year due to stronger performance from the Canadian liquids business in December and lower overall operating and administrative costs. Our ability to deliver strong and predictable earnings and cash flow growth in the current environment is a reflection of the resilience of our low risk business model, which is built to withstand this type of downturn. The fundamentals for our business remain strong; we have minimal direct commodity price and volume exposure across our asset base, our financial position is strong and we maintain good access to capital.”

Forward-Looking Information and Non-GAAP Measures

This news release contains forward-looking information and references to non-GAAP measures. Significant related assumptions and risk factors, as well as reconciliations are described under the Forward-Looking Information and Non-GAAP Measures sections of this news release, respectively.

Mr. Monaco continued, “In the current low commodity price environment, we remain keenly focused on providing our customers with safe, low-cost and reliable transportation to key markets to ensure they receive the best netbacks. In 2015 we were able to leverage the scale and reach of our systems to increase capacity on our mainline by 230,000 barrels per day during the year and achieved new record deliveries ex-Gretna and on the Lakehead System of nearly 2.5 million and 2.6 million barrels per day, respectively, in the month of December.”

During the course of the year Enbridge completed and brought into service 14 development projects worth $8 billion, the majority of which were placed into service on time and on budget. “Executing projects well in today’s environment is no small feat so we are very pleased with this result,” said Mr. Monaco.

Completed liquids pipelines projects included the reversal and expansion of Line 9B, the Southern Access Extension Project and the expansion of Enbridge Energy Partners, L.P.’s (EEP) Lakehead System between Flanagan, Illinois and Griffith, Indiana, all of which came into service during the fourth quarter. Enbridge also completed and placed into service its Heidelberg Oil Pipeline in January 2016, ahead of schedule. This offshore pipeline project has a capacity of 100,000 barrels per day and connects the Heidelberg development, operated by Anadarko Petroleum Corporation, to an existing third party system.

The Company also made significant inroads on its key strategic priority to extend and diversify growth beyond 2019 through continued development of its renewable power and natural gas pipelines and processing businesses. In the fourth quarter of 2015, the Company acquired the 103-megawatt (MW) New Creek Wind Project (New Creek) in West Virginia and a 24.9% interest in the 400-MW Rampion Offshore Wind Project (Rampion Project) in the United Kingdom (UK). In January 2016, Enbridge announced the $0.5 billion acquisition of two operating natural gas plants (Tupper Main and Tupper West gas plants) and associated pipelines in the Montney region of northeastern British Columbia from a Canadian subsidiary of Murphy Oil Corporation. These renewable energy and natural gas midstream assets are all underpinned by long-term contracts and align well with the Company’s low risk business model.

In early 2016 Enbridge received written orders (the Orders) from the Minnesota Public Utilities Commission (MNPUC) for the Minnesota portions of the proposed Sandpiper Pipeline (Sandpiper) project and the Line 3 Pipeline Replacement (L3R) project. The Company believes that the directions from the MNPUC in most of the decisions set out in the Orders were consistent with expectations and provide clarity on process matters; however, the Orders require that a final Environmental Impact Statement (EIS) for these pipeline projects be completed prior to the commencement of the Certificate of Need and Route Permit processes. Management continues to review the impact of the Orders on the project schedule and cost estimates. Based on the Orders and Management’s preliminary assessment, if upheld, the process set out in the Orders is likely to delay the planned start of construction, which would cause a shift in the in-service dates to early 2019 and increase costs for the L3R and Sandpiper projects. The delay in construction would have the effect of deferring approximately $5 billion of planned capital expenditures in 2016 and 2017 to primarily 2018.

The secured component of the Company’s 2015-2019 growth capital program is currently approximately $26 billion, of which approximately $8 billion has already been funded and brought into service through the end of 2015. The Sandpiper and L3R projects are components of this secured capital program. The Company’s updated projections, which take into account the expected delay in the execution of the L3R and Sandpiper projects, indicate that the commercially secured project portfolio alone will, in combination with existing operations, generate ACCFO per share growth of approximately 12% to 14%, supporting dividend growth in the range of 10% to 12%.

“Looking beyond our commercially secured program, in the current environment we see plenty of opportunity to further grow and diversify our asset base,” noted Mr. Monaco. “We will continue to pursue new investment in assets that fit our business model and align with our longer-term strategies and we are developing access to cost effective funding to capitalize on those opportunities. Successful execution of these investment opportunities would be expected to further enhance ACFFO and dividend growth beyond that associated with the secured only program over the current planning horizon.”

In December, Enbridge announced an increase in its quarterly common share dividend to $0.53 per share (or $2.12 per share on an annualized basis) marking the twenty-first consecutive year in which the Company has raised its dividend.

Mr. Monaco added, “The dividend increase reflects the very strong growth in earnings and ACFFO we have delivered from our core businesses and some $18 billion in capital projects that we have placed into service in the last two years along with the confidence we continue to have in our outlook. Equally important, our dividend growth has not come at the expense of our dividend coverage, which still remains very robust at approximately two times.”

In 2015, the Company directly and through its affiliates collectively raised over $1.7 billion of equity capital and $3.7 billion of term debt capital.

“We believe the amount of capital required to support our commercially secured growth program is very manageable given the strong cash generating capability of our assets, our diversified sources of capital, solid investment-grade credit ratings and available liquidity of over $10 billion as of the end of 2015,” noted Mr. Monaco. “We will be focused on the execution and funding of our very attractive secured growth program, while maintaining the balance sheet strength needed to support our longer term business plans.”

FOURTH QUARTER 2015 OVERVIEW

For more information on Enbridge’s growth projects and operating results, please see the Management’s Discussion and Analysis (MD&A) which is filed on SEDAR and EDGAR and also available on the Company’s website at www.enbridge.com/InvestorRelations.aspx.

•                  Earnings for the fourth quarter of 2015 were $378 million or $0.44 per common share compared with earnings of $88 million or $0.11 per common share in the fourth quarter of 2014. Refer to Consolidated Earnings on page 5 for discussion.

•                  Adjusted earnings for the fourth quarter of 2015 were $494 million or $0.58 per common share compared with adjusted earnings of $409 million or $0.49 per common share in the fourth quarter of 2014. Refer to Adjusted Earnings on page 7 for a detailed discussion.

•                  Enbridge ACFFO for the fourth quarter of 2015 was $876 million or $1.03 per common share compared with ACFFO of $610 million or $0.73 per common share in the fourth quarter of 2014. Refer to Available Cash Flow from Operations on page 9 for a detailed discussion.

•      On January 27, 2016, Enbridge announced the $0.5 billion acquisition of the Tupper Main and Tupper West gas plants (the Tupper Plants) and associated pipelines from a Canadian subsidiary of Murphy Oil Corporation. The Tupper Plants have a combined total licensed capacity of 320 million cubic feet per day and are located within the Montney gas play, adjacent to Enbridge’s existing Sexsmith gathering system and close to the Alliance Pipeline which is 50% owned by the Fund Group (comprising Enbridge Income Fund, Enbridge Commercial Trust, Enbridge Income Partners LP (EIPLP) and the subsidiaries of EIPLP). These assets, which are currently in operation, are underpinned by long-term take-or-pay contracts. The purchase price will initially be funded from available sources of liquidity and the close of the transaction is subject to regulatory review and approval.

•     In early 2016 Enbridge received the Orders from the MNPUC confirming its direction regarding the process to review the applications for a Certificate of Need and Route Permit for the Minnesota portions of the proposed Sandpiper project being undertaken by EEP’s affiliate, the North Dakota Pipeline Company, and the L3R Project, which is being jointly undertaken by EEP and Enbridge. The directions in the Orders are in most respects consistent with Enbridge’s position and expectations and provide clarity with respect to the MNPUC’s envisioned regulatory review and approval process for these projects, preserving the evidentiary record established in the Certificate of Need proceedings for Sandpiper and confirming that the Certificate of Need and Route Permitting Processes for the L3R Project will be managed concurrently rather than sequentially and also directing that a single EIS process be conducted by the Minnesota Department of Commerce (the State) to address both the Sandpiper and L3R projects. Enbridge has already completed a thorough environmental analysis for both of these projects which will support the work to be completed by the State’s independent environmental contractor. However, the Orders require that a final EIS for these pipeline projects be completed prior to the commencement of the Certificate of Need and Route Permit processes. Enbridge believes that the requirement to have a final EIS prior to beginning the Certificate of Need and Route Permit processes is unprecedented and contrary to Minnesota law. Enbridge and its affiliates have filed Petitions for Reconsideration of this aspect of the Orders relating to these projects.

•                  On November 25, 2015, Enbridge announced it had acquired a 100% interest in the 103-MW New Creek, located in Grant County, West Virginia, from EverPower Wind Holdings, LLC. Enbridge’s total investment is expected to be approximately US$0.2 billion. The project, comprised of 49 Gamesa turbines, will be constructed under a fixed-price engineering, procurement and construction (EPC) agreement, with a target in-service date of December 2016. Gamesa will provide turbine operations and maintenance services under a five-year fixed price contract. The project is backed by renewable energy credit sales and medium and long-term fixed price offtake agreements.

•      On November 5, 2015 Enbridge announced the acquisition of a 24.9% interest in the 400-MW Rampion Project in the UK, located 13 kilometres (8 miles) off the UK Sussex coast at its nearest point. The Company’s total investment in the project through construction is expected to be approximately $0.8 billion (£0.37 billion). The Rampion Project was developed and is being constructed by E.ON Climate & Renewables UK Limited, a subsidiary of E.ON SE (E.ON). Construction of the wind farm began in September 2015 and it is expected to be fully operational in 2018. The Rampion Project is backed by revenues from the UK’s fixed price Renewable Obligation certificates program and a 15-year power purchase agreement. Under the terms of the agreement, Enbridge became one of the three shareholders in the Rampion Project with the UK’s Green Investment Bank plc holding a 25% interest and E.ON retaining the balance of 50.1% interest.

•                  In the fourth quarter, the Company completed the following financing transactions:

•                  On November 6, 2015, the Company’s affiliate Enbridge Income Fund Holdings Inc. (ENF) successfully completed an equity offering of 21.5 million common shares at a price of $32.60 per share for gross proceeds of $700 million. Concurrent with the closing of the equity offering, Enbridge subscribed for 5.3 million common shares at a price of $32.60 per share, for total proceeds of $174 million, on a private placement basis to maintain its 19.9 percent ownership interest in ENF.

•      On October 6, 2015, EEP issued US$1.6 billion of senior unsecured notes: US$500 million with a five-year maturity; US$500 million with a 10-year maturity; and US$600 million with a 30-year maturity.

CONSOLIDATED EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
(unaudited; millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines[1]	36	19	(224)	463
Gas Distribution	46	69	222	213
Gas Pipelines, Processing and Energy Services[1]	44	185	218	571
Sponsored Investments[1]	297	140	479	419
Corporate	(45)	(325)	(732)	(558)
Earnings/(loss) attributable to common shareholders from continuing operations	378	88	(37)	1,108
Discontinued operations - Gas Pipelines, Processing and Energy Services	-	-	-	46
	378	88	(37)	1,154
Earnings/(loss) per common share	0.44	0.11	(0.04)	1.39
Diluted earnings/(loss) per common share	0.44	0.10	(0.04)	1.37

1                  Effective September 1, 2015, Enbridge transferred its Canadian Liquids Pipelines business and certain Canadian renewable energy assets to the Fund Group within the Sponsored Investments segment under the Canadian Restructuring Plan. Losses from the Canadian Liquids Pipelines assets prior to the date of transfer of $403 million in the year ended December 31, 2015 (2014 - earnings of $320 million) and earnings from the Canadian renewable energy assets within the Gas Pipelines, Processing and Energy Services segment prior to the date of transfer of $1 million in the year ended December 31, 2015 (2014 - loss of $2 million), have not been reclassified into the Sponsored Investments segment for presentation purposes. Additionally, a loss of $29 million and earnings of $6 million for the three months ended December 31, 2014, related to Liquids Pipelines segment and Gas Pipelines, Processing and Energy Services segment, respectively, have not been reclassified into the Sponsored Investments segment for presentation purposes.

Loss attributable to common shareholders was $37 million ($0.04 loss per common share) for the year ended December 31, 2015, compared with earnings of $1,154 million ($1.39 earnings per common share) for the year ended December 31, 2014. The Company has continued to deliver strong earnings growth from operations over the past two years as discussed in Adjusted Earnings. However, the positive impact of this growth and the comparability of the Company’s earnings are impacted by a number of unusual, non-recurring or non-operating factors that are listed in Non-GAAP Reconciliations and discussed in the results for each reporting segment, the most significant of which are changes in unrealized derivative fair value gains and losses. The Company has a comprehensive long-term economic hedging program to mitigate interest rate, foreign exchange and commodity price risks which create volatility in short-term earnings. Over the long term, Enbridge believes its hedging program supports the reliable cash flows and dividend growth upon which the Company’s investor value proposition is based.

The comparability of the Company’s year-over-year operating results was also impacted by the transfer of assets between entities under common control of Enbridge. On September 1, 2015, Enbridge completed the transfer of its Canadian Liquids Pipelines assets and certain renewable power generation assets to the Fund Group within the Sponsored Investments segment (the Canadian Restructuring Plan or the Transaction). In connection with this transfer, the Company recorded $351 million of one-time charges, mainly related to the de-designation of interest rate hedges and a write-off of a regulatory asset in respect of taxes.

In addition, the 2015 loss attributable to common shareholders reflects a goodwill impairment charge of $440 million ($167 million after-tax attributable to Enbridge) recognized in the second quarter of 2015 related to EEP’s natural gas and natural gas liquids (NGL) businesses. The prolonged decline in commodity prices has reduced producers’ expected drilling programs and negatively impacted volumes on EEP’s natural gas and NGL pipelines and processing systems, which EEP holds directly and indirectly through its partially-owned subsidiary, Midcoast Energy Partners, L.P. (MEP).

Loss for 2015 and earnings for 2014 were also negatively impacted by taxes recognized on the transfer of assets between entities under common control of Enbridge. Intercompany gains realized as a result of these transfers for both years have been eliminated for accounting purposes. However, as these transactions involved the sale of partnership units, all tax consequences have remained in consolidated earnings and resulted in charges of $39 million and $157 million in 2015 and 2014, respectively.

Earnings attributable to common shareholders for the three months ended December 31, 2015 were $378 million, or $0.44 per common share, compared with earnings of $88 million, or $0.11 per common share, for the three months ended December 31, 2014. Fourth quarter performance drivers were largely consistent with year-to-date trends and earnings continued to be impacted by changes in unrealized fair value derivative and foreign exchange gains and losses. Aside from the operating factors discussed in Adjusted Earnings on page 7, factors unique to the fourth quarter of 2015 included the impact of employee severance costs in relation to the Company’s enterprise-wide reduction of workforce, which resulted in a net charge of $25 million to earnings across business segments.

NON-GAAP MEASURES

This news release contains references to adjusted earnings/(loss) and ACFFO. Adjusted earnings/(loss) represents earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments in the Company’s MD&A. Adjusting items referred to as changes in unrealized derivative fair value gains and losses are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in regulatory assets and liabilities and environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors.

Management believes the presentation of adjusted earnings/(loss) and ACFFO provide useful information to investors and shareholders as they provide increased transparency and insight into the performance of the Company. Management uses adjusted earnings/(loss) to set targets, and to assess the performance of the Company. Management also uses ACFFO to assess the performance of the Company and to set its dividend payout target. Adjusted earnings/(loss), adjusted earnings/(loss) for each segment and ACFFO are not measures that have standardized meaning prescribed by accounting principles generally accepted in the United States of America (U.S. GAAP) and are not U.S. GAAP measures. Therefore, these measures may not be comparable with similar measures presented by other issuers. The tables below summarize the reconciliation of the GAAP and non-GAAP measures.

NON-GAAP RECONCILIATION – EARNINGS/(LOSS) TO ADJUSTED EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
(unaudited; millions of Canadian dollars)
Earnings/(loss) attributable to common shareholders	378	88	(37)	1,154
Adjusting items[1]:
Changes in unrealized derivative fair value loss[2]	45	164	1,380	320
Canadian Restructuring Plan	-	-	351	-
Goodwill impairment loss	-	-	167	-
Make-up rights adjustments	30	11	30	17
Leak remediation costs, net of leak insurance recoveries	(13)	(9)	(17)	8
Warmer/(colder) than normal weather	16	(1)	(11)	(36)
Gains on sale of non-core assets and investment, net of losses	-	(14)	(46)	(71)
Asset impairment losses	13	2	13	2
Employee severance costs	25	1	25	1
Valuation allowance on deferred income tax assets	-	-	32	-
Project development and transaction costs	-	8	14	14
Tax on intercompany gains on sale of partnership units	-	157	39	157
Out-of-period adjustments	-	-	(71)	-
Other	-	2	(3)	8
Adjusted earnings	494	409	1,866	1,574

1      The above table summarizes adjusting items by nature. For a detailed listing of adjusting items by segment, refer to individual segment discussions.

2      Changes in unrealized derivative fair value gains and loss are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

ADJUSTED EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
(unaudited; millions of Canadian dollars, except per share amounts)
Liquids Pipelines[1]	64	199	691	858
Gas Distribution	58	68	210	177
Gas Pipelines, Processing and Energy Services[1]	(5)	30	89	136
Sponsored Investments[1]	369	123	859	429
Corporate	8	(11)	17	(26)
Adjusted earnings[2]	494	409	1,866	1,574
Adjusted earnings per common share[2]	0.58	0.49	2.20	1.90

1                  Adjusted earnings from the Canadian Liquids Pipelines assets prior to the date of transfer of $508 million in the year ended December 31, 2015 (2014 - $688 million) and adjusted earnings from the Canadian renewable energy assets within the Gas Pipelines, Processing and Energy Services segment prior to the date of transfer under the Canadian Restructuring Plan of $6 million in the year ended December 31, 2015 (2014 - loss of $3 million), have not been reclassified into the Sponsored Investments segment for presentation purposes. Additionally, adjusted earnings of $146 million and $1 million, for the three months ended December 31, 2014, related to Liquids Pipelines segment and Gas Pipelines, Processing and Energy Services segment, respectively, have not been reclassified into the Sponsored Investments segment for presentation purposes.

2      Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by generally accepted accounting principles. For more information on non-GAAP measures refer to Non-GAAP Measures.

Adjusted earnings for the year ended December 31, 2015 were $1,866 million, or $2.20 per common share, compared with $1,574 million, or $1.90 per common share, for the year ended December 31, 2014. The adjusted earnings growth was a reflection of the strength of Enbridge’s existing asset portfolio combined with the continuing execution of its large growth capital program, which resulted in a number of new assets placed into service.

As a result of the Canadian Restructuring Plan, after August 31, 2015, the adjusted earnings of the assets transferred were reported in the Sponsored Investments segment; prior to this date they were reported in the Liquids Pipelines and Gas Pipelines, Processing and Energy Services segments. The table below is provided to help facilitate a review of the full year performance of the significant transferred assets and an understanding of the performance of the segments as reported.

	Eight months ended August 31	One month ended September 30	Three months ended December 31	Four months ended December 31	Year ended December 31
(unaudited; millions of Canadian dollars)
			2015
Transferred assets - segment	Liquids Pipelines	Sponsored Investments
Canadian Mainline	395	69	201	270	665
Regional Oil Sands System	108	20	39	59	167
Other	5	1	(2)	(1)	4
	508	90	238	328	836
			2014
Transferred assets - segment	Liquids Pipelines	Sponsored Investments
Canadian Mainline	361	39	100	139	500
Regional Oil Sands System	125	9	47	56	181
Other	6	2	(1)	1	7
	492	50	146	196	688

As noted in the table above, growth in consolidated adjusted earnings was largely driven by stronger contributions from the Canadian Mainline. Stronger contributions were primarily attributable to higher throughput that resulted from strong oil sands production in western Canada combined with strong downstream refinery demand, as well as ongoing efforts by the Company to optimize capacity utilization and to enhance scheduling efficiency with shippers. These positive factors were partially offset by a lower year-over-year average Canadian Mainline International Joint Tariff (IJT) Residual Benchmark Toll. In 2015, the Company also benefitted from the full-year of earnings from the Flanagan South and Seaway Twin pipelines, both of which commenced in late 2014. Adjusted earnings from Regional Oil Sands System, however, decreased in 2015 due to a reduction in contracted volumes on the Athabasca Mainline.

The past two years also reflected positive contributions from EEP mainly due to higher throughput and tolls in EEP’s liquids businesses, as well as contributions from new assets placed into service in 2014 and 2015, the most prominent being the expansion of the Company’s mainline system completed in July 2015 and the replacement and expansion of Line 6B completed in 2014.

Enbridge Gas Distribution Inc. (EGD), which operates under a five-year customized Incentive Rate Plan (IR Plan) approved in 2014, generated higher adjusted earnings in 2015 primarily attributable to an increase in distribution charges that resulted from an increased asset base, as well as customer growth during the year in excess of expectations embedded in rates.

Within Gas Pipelines, Processing and Energy Services, lower fractionation margins and the loss of a producer processing contract at the Palermo Conditioning Plant have contributed to lower Aux Sable earnings over the past two years. Partially offsetting the decrease in 2015 were higher take-or-pay fees on Canadian Midstream assets and higher contributions from Energy Services. Energy Services benefitted from more favourable tank management opportunities in the first half of 2015 resulting from strong refinery demand for blended crude oil feedstock, partially offset by the effects of less favourable conditions which persisted over the past two years in certain markets accessed by committed transportation capacity involving unrecovered demand charges.

Within the Corporate segment, Other Corporate adjusted loss for the year ended December 31, 2015 decreased compared with 2014, reflecting lower net Corporate segment finance costs in the first half of 2015 and lower income taxes, partially offset by higher preference share dividends reflecting additional preference shares issued in 2014 to fund the Company’s growth capital program.

With respect to the fourth quarter of 2015, many of the annual trends discussed above were also the factors in driving adjusted earnings growth over the fourth quarter of 2014. Within Gas Distribution, although EGD adjusted earnings increased on a year-over-year basis, the timing of higher income taxes and operating and administrative expenses recorded in the fourth quarter of 2015 drove a decrease in quarter-over-quarter adjusted earnings. In Energy Services, the absence of tank management opportunities in the fourth quarter combined with conditions in certain markets as noted above resulted in an adjusted loss in the fourth quarter of 2015 compared with adjusted earnings in the comparable 2014 period.

The adjusted earnings discussed above exclude the impact of unusual, non-recurring or non-operating factors, as listed in Non-GAAP Measures.

NON-GAAP RECONCILIATION – AVAILABLE CASH FLOW FROM OPERATIONS

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
(millions of Canadian dollars, except per share amounts)
Cash provided by operating activities - continuing operations	806	656	4,571	2,528
Adjusted for changes in operating assets and liabilities[1]	474	470	688	1,777
	1,280	1,126	5,259	4,305
Distributions to noncontrolling interests	(179)	(140)	(680)	(535)
Distributions to redeemable noncontrolling interests	(34)	(24)	(114)	(79)
Preference share dividends	(74)	(71)	(288)	(245)
Maintenance capital expenditures[2]	(200)	(312)	(720)	(970)
Significant adjusting items:
Weather normalization	16	(1)	(11)	(36)
Project development and transaction costs	2	15	44	19
Realized inventory revaluation allowance[3]	(52)	-	(474)	-
Hydrostatic testing	23	-	72	-
Employee severance costs	30	6	30	6
Other items	64	11	36	41
Available cash flow from operations (ACFFO)	876	610	3,154	2,506
Available cash flow from operations per common share	1.03	0.73	3.72	3.02

1      Changes in operating assets and liabilities include changes in regulatory assets and liabilities and environmental liabilities, net of recoveries.

2      Maintenance capital expenditures are expenditures that are required for the ongoing support and maintenance of the existing pipeline system or that are necessary to maintain the service capability of the existing assets (including the replacement of components that are worn, obsolete, or completing their useful lives). For the purpose of ACFFO, maintenance capital excludes expenditures that extend asset useful lives, increase capacities from existing levels or reduce costs to enhance revenues or provide enhancements to the service capability of the existing assets.

3      Realized inventory revaluation allowance relates to losses on sale of previously written down inventory for which there is an approximate offsetting realized derivative gain in ACFFO.

ACFFO was $876 million, or $1.03 per common share, for the three months ended December 31, 2015 compared with $610 million, or $0.73 per common share, for the three months ended December 31, 2014. ACFFO was $3,154 million, or $3.72 per common share, for the year ended December 31, 2015 compared with $2,506 million, or $3.02 per common share, for the year ended December 31, 2014. The Company experienced strong quarter-over-quarter and year-over-year growth in ACFFO which was driven by the same factors as those impacting adjusted earnings across the Company’s various businesses, as discussed in Adjusted Earnings above.

Also contributing to the period-over-period increase in ACFFO were lower maintenance capital expenditures in 2015 compared with the corresponding 2014 periods. Over the last few years, the Company has made a significant investment in the ongoing support, maintenance and integrity management of its pipelines and other infrastructure and in the preservation of the service capability of its existing assets. The period-over-period decrease in maintenance capital expenditures is due to the completion of specific maintenance programs in 2014. The Company plans to continue to invest in its maintenance capital program to support the safety and reliability of its operations.

The period-over-period increase in ACFFO was partially offset by distributions to noncontrolling interests in EEP and Enbridge Energy Management, L.L.C. and to redeemable noncontrolling interests in the Fund. Distributions were higher in 2015 compared with the distributions in 2014 mainly as a result of higher noncontrolling interests and redeemable noncontrolling interests. Also, the Company’s payment of preference share dividends increased period-over-period due to preference shares issued in 2014 to fund the Company’s growth capital program. Finally, the ACFFO for each period was also adjusted for the cash effect of certain unusual, non-recurring or non-operating factors as discussed in Non-GAAP Reconciliations.

LIQUIDS PIPELINES

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
(unaudited; millions of Canadian dollars)
Canadian Mainline	-	100	395	500
Regional Oil Sands System	-	47	108	181
Seaway and Flanagan South Pipelines	40	35	103	74
Spearhead Pipeline	10	4	34	31
Southern Lights Pipeline	2	12	11	49
Feeder Pipelines and Other	12	1	40	23
Adjusted earnings	64	199	691	858
Canadian Mainline - changes in unrealized derivative fair
value loss	-	(178)	(819)	(370)
Canadian Mainline - Line 9B costs incurred during reversal	-	(2)	(5)	(8)
Canadian Mainline - write-off of regulatory asset in respect of taxes	-	-	(88)	-
Canadian Mainline - impact of tax rate changes	-	-	9	-
Regional Oil Sands System - make-up rights adjustment	-	1	9	6
Regional Oil Sands System - leak insurance recoveries	-	4	9	8
Regional Oil Sands System - leak remediation and long-
term pipeline stabilization costs	-	-	(5)	(4)
Regional Oil Sands System - impact of tax rate changes	-	-	(31)	-
Regional Oil Sands System - loss on disposal of non-core assets	-	-	(7)	-
Regional Oil Sands System - prior period adjustment	-	-	16	-
Seaway and Flanagan South Pipelines - make-up rights adjustment	(27)	(14)	(35)	(25)
Spearhead Pipeline - make-up rights adjustment	(2)	1	1	-
Spearhead Pipeline - changes in unrealized derivative fair value gains/(loss)	-	1	(1)	1
Southern Lights Pipeline - changes in unrealized derivative fair value gains	-	9	-	-
Feeder Pipelines and Other - gain on sale of non-core assets	-	-	44	-
Feeder Pipelines and Other - make-up rights adjustment	1	-	(3)	3
Feeder Pipelines and Other - project development costs	-	(2)	(5)	(6)
Feeder Pipelines and Other - impact of tax rate changes	-	-	(4)	-
Earnings/(loss) attributable to common shareholders	36	19	(224)	463

•                  Liquids Pipelines adjusted earnings for the year ended December 31, 2015 are impacted by the September 2015 transfer of the Canadian Mainline and Regional Oil Sands System under the Canadian Restructuring Plan effective September 1, 2015. Following the transfers to the Fund Group, the results of these assets are no longer reported in the Liquids Pipelines segment, but are captured in the results of the Fund Group which are reported within Sponsored Investments. The table on page 8 provides a breakdown of the adjusted earnings for the transferred Liquids Pipelines assets by segment.

•      Prior to the closing of the Canadian Restructuring Plan on September 1, 2015, Canadian Mainline adjusted earnings increased compared with the corresponding 2014 periods. The period-over-period increase reflected higher throughput from strong oil sands production combined with strong refinery demand in the midwest market partly due to a start-up of a midwest refinery’s conversion to heavy oil processing in the second quarter of 2014. Higher throughput in the third quarter of 2015 was also achieved from the expansion of the Company’s mainline system completed in July 2015 and through continued efforts by the Company to optimize capacity utilization and to enhance scheduling efficiency with shippers. Although throughput increased relative to the comparative periods in 2014, further throughput growth in 2015 was hindered by upstream plant maintenance in Alberta during the second and third quarters which impacted light volumes, and an unplanned shutdown of a midwest refinery that impacted the takeaway of heavy volumes in the third quarter. Other factors contributing to an increase in adjusted earnings were higher terminalling revenues and the impact of a stronger United States dollar as the IJT Benchmark Toll and its components are set in United States dollars. The majority of the Company’s foreign exchange risk on Canadian Mainline earnings is hedged; however, the average foreign exchange rate at which these revenues were hedged was higher during the eight month period ended August 31, 2015 compared with the same period in 2014. These trends continued into the month of September and in the fourth quarter of 2015, although the throughput impacts related to the upstream plant maintenance and shutdown of a midwest refinery noted above were alleviated towards the latter part of the fourth quarter of 2015. In addition, Canadian Mainline fourth quarter of 2015 adjusted earnings also reflected one month of revenues from Line 9B which was placed into service in December 2015. Canadian Mainline adjusted earnings for the month of September and the fourth quarter of 2015 are reflected in the Fund Group reported within Sponsored Investments, whereas adjusted earnings for the comparative 2014 periods were reflected in Liquids Pipelines.

•      Partially offsetting the positive factors noted above for the eight month period ended August 31, 2015 was a lower average Canadian Mainline IJT Residual Benchmark Toll, although this impact lessened commencing the second quarter of 2015 as effective April 1, 2015, this toll increased by US$0.10 per barrel to US$1.63 per barrel. Changes in the Canadian Mainline IJT Residual Benchmark Toll are inversely related to the Lakehead System Toll, which was higher due to the recovery of incremental costs associated with EEP’s growth projects. Also mitigating the impact of a lower Canadian Mainline IJT Residual Benchmark Toll were new surcharges related to system expansions, including a surcharge for the Edmonton to Hardisty Expansion pipeline completed in April 2015. Other factors which negatively impacted adjusted earnings were higher power costs associated with higher throughput, higher depreciation expense due to an increased asset base and higher interest expense resulting from higher outstanding debt to support increased business activities. These trends also continued into the month of September and in the fourth quarter of 2015.

•      Prior to the closing of the Canadian Restructuring Plan on September 1, 2015, Regional Oil Sands System adjusted earnings were lower compared with the corresponding 2014 period and reflected a reduction in contracted volumes on the Athabasca Mainline, which was mitigated in part by higher uncommitted volumes on this pipeline. Higher depreciation expense from a larger asset base and higher interest expense also contributed to a decrease in period-over-period adjusted earnings. These negative effects were partially offset by higher earnings from assets placed into service in 2014 and 2015, including the Sunday Creek Terminal and Woodland Pipeline Extension projects that were placed into service in the third quarter of 2015 as well as Norealis Pipeline which was completed in April 2014. These trends continued into September as well as the fourth quarter of 2015. Regional Oil Sands System adjusted earnings for the month of September and the fourth quarter of 2015 are now reflected in the Fund Group, whereas adjusted earnings from these assets for the corresponding 2014 periods were reflected in Liquids Pipelines.

•      The increase in adjusted earnings from Seaway and Flanagan South Pipelines reflects a full year of operations from the Flanagan South Pipeline and Seaway Pipeline Twin, both of which were placed into service in late 2014. During the first half of 2015, as a result of Canadian Mainline apportionment, throughput on Seaway and Flanagan South Pipelines was lower than the throughput committed on these pipelines. However, this upstream apportionment was partially alleviated in the second half of 2015 through the expansion of the Company’s mainline system completed in July 2015. When committed shippers on Flanagan South are unable to fulfill their volume commitments due to apportionment, they are provided with temporary relief to make up those volumes during the course of their contracts or the apportioned volumes are added on to the end of the contract term.

•      Spearhead Pipeline increase in adjusted earnings for both the full year and fourth quarter of 2015 reflected higher tariff rates and expiry of deficiency credits in the fourth quarter of 2015, as well as lower power costs. These positive factors were partially offset by lower throughput which was more prominent in the first nine months of 2015 due to upstream apportionment, refinery maintenance, unscheduled shutdown and power outages.

•      Southern Lights Pipeline adjusted earnings for both the full year and fourth quarter of 2015 decreased as the majority of the economic benefit derived from Southern Lights Pipeline was reflected in earnings from the Fund Group following the Fund Group’s November 2014 subscription and purchase of Southern Lights Class A units. The Class A units provide a defined cash flow stream from Southern Lights Pipeline. In addition, as part of the Canadian Restructuring Plan, effective September 1, 2015, Enbridge transferred all Class B units of Southern Lights Canada to the Fund Group. Following the closing of the Transaction, the Fund Group holds all the ownership, economic interests and voting rights, direct and indirect, in Southern Lights Canada. Enbridge continues to indirectly own all of the Class B Units of Southern Lights US.

•      The increase in Feeder Pipelines and Other adjusted earnings for 2015 compared with 2014 was attributable to higher earnings from Eddystone Rail Project completed in April 2014, incremental earnings from certain storage agreements, higher tolls and throughput on Toledo Pipeline and contributions from Southern Access Extension which was placed into service in December 2015. Partially offsetting the increase in adjusted earnings were higher business development costs not eligible for capitalization in the first quarter of 2015, lower average tolls on Olympic Pipeline and higher property taxes relating to Toledo Pipeline in the third quarter of 2015.

Additional details on items impacting Liquids Pipelines earnings include:

•      Canadian Mainline earnings/(loss) for 2015 and 2014 reflected changes in unrealized fair value losses on derivative financial instruments used to manage risk exposures inherent within the Competitive Toll Settlement (CTS), namely foreign exchange, power cost variability and allowance oil commodity prices.

•      Canadian Mainline earnings/(loss) for 2015 and 2014 included depreciation and interest expenses charged to Line 9B while it was idled and undergoing a reversal as part of the Company’s Eastern Access initiative.

•      Canadian Mainline loss for 2015 included a write-off of a regulatory asset in respect of taxes resulting from the transfer of assets between entities under common control of Enbridge in support of the Canadian Restructuring Plan.

•      Regional Oil Sands System earnings for 2015 and 2014 included make-up rights adjustments to recognize revenues for certain long-term take-or-pay contracts rateably over the contract life. Make-up rights are earned by shippers when minimum volume commitments are not utilized during the period but under certain circumstances can be used to offset overages in future periods, subject to expiry periods. Generally, under such take-or-pay contracts, payments are received rateably over the life of the contract as capacity is provided, regardless of volumes shipped, and are non-refundable. Should make-up rights be utilized in future periods, costs associated with such transportation service are typically passed through to shippers, such that little or no cost is borne by Enbridge. For the purposes of adjusted earnings, the Company reflects contributions from these contracts rateably over the life of the contract, consistent with contractual cash payments under the contract.

•      Regional Oil Sands System earnings for 2015 and 2014 included charges, before insurance recoveries, related to the Line 37 crude oil release, which occurred in June 2013.

•      Regional Oil Sands System earnings for 2015 and 2014 included insurance recoveries associated with the Line 37 crude oil release, which occurred in June 2013.

•      Earnings/(loss) for Canadian Mainline, Regional Oil Sands System and Feeder Pipelines and Other included the impact of a corporate tax rate change in the province of Alberta on opening deferred income tax balances.

•      Feeder Pipelines and Other earnings for 2015 and 2014 included certain business development costs related to Northern Gateway Project that are anticipated to be recovered over the life of the project.

GAS DISTRIBUTION

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
(unaudited; millions of Canadian dollars)
Enbridge Gas Distribution Inc. (EGD)	49	58	180	158
Other Gas Distribution and Storage	9	10	30	19
Adjusted earnings	58	68	210	177
EGD - (warmer)/colder than normal weather	(16)	1	11	36
EGD - changes in unrealized derivative fair value loss	-	-	(3)	-
EGD - employee severance cost adjustment	4	-	4	-
Earnings attributable to common shareholders	46	69	222	213

•      EGD operating results for both years reflected rates as established under its customized IR Plan. Higher adjusted earnings for the 2015 full year were primarily attributable to an increase in distribution charges that resulted from an increased assets base, as well as customer growth during the year in excess of expectations embedded in rates. Despite the positive year-over-year results, EGD experienced a quarter-over-quarter decrease driven by higher income taxes in the fourth quarter of 2015 resulting from the timing of lower postretirement benefit contributions, as well as the timing of higher operating and administrative expenses.

•      Other Gas Distribution and Storage earnings for the full year reflected the absence of a loss that Enbridge Gas New Brunswick Inc. (EGNB) incurred in 2014 under a contract to sell natural gas to the province of New Brunswick. Due to an abnormally cold winter in the first quarter of 2014, costs associated with the fulfilment of the contract were higher than the revenues received. Excluding the impact of the above noted contract which expired in October 2014, EGNB adjusted earnings increased slightly in 2015 due to higher distribution revenues.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
(unaudited; millions of Canadian dollars)
Aux Sable	(5)	8	(7)	28
Energy Services	(11)	8	42	35
Alliance Pipeline US	-	5	-	41
Vector Pipeline	5	3	16	15
Canadian Midstream	12	6	41	23
Enbridge Offshore Pipelines (Offshore)	(1)	1	(2)	(2)
Other	(5)	(1)	(1)	(4)
Adjusted earnings/(loss)	(5)	30	89	136
Aux Sable - accrual for commercial arrangements	(9)	-	(19)	-
Energy Services - changes in unrealized derivative fair value
gains	60	138	152	424
Canadian Midstream - impact of tax rate changes	-	-	(3)	-
Offshore - gain on sale of non-core assets	-	14	4	57
Other - changes in unrealized derivative fair value gains/(loss)	(1)	3	-	-
Other - impact of tax rate changes	(1)	-	(5)	-
Earnings attributable to common shareholders	44	185	218	617

•      Aux Sable incurred losses in both the full year and the fourth quarter of 2015 primarily due to lower fractionation margins resulting from a weaker commodity price environment, absence of contributions from the upside sharing mechanism and the loss of a producer processing contract at the Palermo Conditioning Plant. Aux Sable 2015 results were also negatively impacted by costs associated with feedstock supply.

•      Energy Services adjusted earnings increased for the full year, reflecting strong refinery demand for blended crude oil feedstock leading to more favourable tank management opportunities in the first half of 2015. Energy Services incurred an adjusted loss in the fourth quarter of 2015 compared with adjusted earnings in the comparable 2014 period resulting from less favourable conditions in certain markets accessed by committed transportation capacity involving unrecovered demand charges, combined with an erosion of the favourable tank management opportunities experienced in the first half of 2015 due to a reduction in refinery demand for blended crude oil feedstock and an increase in offshore crude supply in the Gulf Coast. Energy Services adjusted earnings are dependent on market conditions and results achieved in one period may not be indicative of results achieved in future periods.

•      The absence of Alliance Pipeline US earnings reflected the impact of the transfer of Alliance Pipeline US to the Fund Group in November 2014.

•      Vector Pipeline earnings for both the full year and fourth quarter of 2015 reflected positive effects of lower operating expenses and lower interest costs due debt repayment. However, these positive impacts were offset by lower year-over-year transportation revenues as unusually high demand for natural gas and uncommitted capacity on the Vector system as a result of abnormal winter weather conditions was experienced in the first quarter of 2014.

•      Canadian Midstream higher earnings reflected an increase in take-or-pay fees on the Company’s investment in Cabin, Pipestone and Sexsmith. Pipestone earnings also increased as a result of higher volumes that exceeded take-or-pay levels and due to full year of incremental earnings from the final phase of this project which was placed into service in June 2014.

•      Offshore adjusted earnings/(loss) for both the full year and fourth quarter of 2015 were comparable with the corresponding 2014 periods. Offshore operating results for each period reflected persistent weak gas volumes due to decreased production in the Gulf of Mexico. Offshore adjusted losses for 2015 and 2014 also reflected the absence of earnings from the disposals of certain non-core assets that were finalized in March and November 2014, respectively. For the 2015 full year, Offshore also incurred losses from equity investments in certain joint venture pipelines. Partially offsetting these negative effects in 2015 were earnings from the Jack St. Malo portion of Walker Ridge Gas Gathering System that was completed in December 2014.

•      Other adjusted loss in both the full year and fourth quarter of 2015 is impacted by the effects of the Canadian Restructuring Plan. Following the close of the Canadian Restructuring Plan on September 1, 2015, the results of the Lac Alfred, Massif du Sud, Blackspring Ridge and Saint Robert Bellarmin wind projects are no longer reported in the Gas Pipelines, Processing and Energy Services segment, but are captured in the results of the Fund Group within Sponsored Investments. Prior to September 1, 2015, adjusted earnings from Other increased compared with the corresponding 2014 period, reflecting contributions from new wind farms including the Wildcat and Magic Valley wind farms acquired at the end of 2014 and incremental earnings associated with the purchase of additional interests in the Lac Alfred and Massif du Sud wind projects, which closed in the fourth quarter of 2014, partially offset by higher business development costs not eligible for capitalization.

Additional details on items impacting Gas Pipelines, Processing and Energy Services earnings/(loss) include:

•      Energy Services earnings/(loss) for each period reflected changes in unrealized fair value gains and losses related to the revaluation of financial derivatives used to manage the profitability of transportation and storage transactions and the revaluation of inventory.

•      Energy Services adjusted earnings for 2014 excluded a realized loss of $117 million incurred to close out certain forward derivative financial contracts intended to hedge the value of committed physical transportation capacity in certain markets accessed by Energy Services, but were determined to be no longer effective in doing so.

•      Other loss for 2015 included the impact of a corporate tax rate change in the province of Alberta on opening deferred income tax balances.

SPONSORED INVESTMENTS

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
(unaudited; millions of Canadian dollars)
The Fund Group	287	34	509	125
Enbridge Energy Partners, L.P. (EEP)	45	40	231	197
Enbridge Energy, Limited Partnership (EELP)	37	49	119	107
Adjusted earnings	369	123	859	429
The Fund Group - make-up rights adjustment	(2)	1	(3)	-
The Fund Group - changes in unrealized derivative fair value gains/(loss)	(67)	-	(174)	3
The Fund Group - unrealized intercompany foreign exchange gains	14	-	43	-
The Fund Group - drop down transaction costs	-	-	(3)	(2)
The Fund Group - gain on sale	-	-	5	-
The Fund Group - impact of tax rate changes	-	-	(6)	-
The Fund Group - write-down of regulatory balances	-	-	(3)	-
The Fund Group - prior period adjustment	(3)	-	(16)	-
The Fund Group - employee severance costs	(10)	-	(10)	-
The Fund Group - Line 9B costs incurred during reversal	(1)	-	(1)	-
The Fund Group - leak insurance recoveries	13	-	13	-
EEP - transfer of contracts	-	-	(1)	-
EEP - changes in unrealized derivative fair value
gains/(loss)	(2)	14	(6)	5
EEP - make-up rights adjustment	-	-	1	(1)
EEP - goodwill impairment loss	-	-	(167)	-
EEP - asset impairment loss	(11)	(2)	(11)	(2)
EEP - employee severance costs	-	(1)	-	(1)
EEP - valuation allowance on deferred income tax assets	-	-	(32)	-
EEP - leak remediation costs	-	5	-	(12)
EEP - hydrostatic testing	(3)	-	(9)	-
Earnings attributable to common shareholders	297	140	479	419

•      The Fund Group significant increase in adjusted earnings for both the full year and fourth quarter of 2015 is largely attributable to the transfer of the Canadian liquids business and certain Canadian renewable energy assets from Enbridge as well as Enbridge’s overall economic interest in the Fund Group, which increased to 91.9% on September 1, 2015, following the closing of the Canadian Restructuring Plan. Adjusted earnings from assets transferred under the Canadian Restructuring Plan were impacted by the same reasons as discussed under Liquids Pipelines and Gas Pipelines, Processing and Energy Services segments. Also positively impacting adjusted earnings from the Fund Group for the fourth quarter and full year 2015 were earnings from natural gas and diluent pipeline interests transferred by Enbridge to the Fund Group in November 2014. Partially offsetting the increase in adjusted earnings in 2015 were higher financing costs associated with debt raised to acquire the natural gas and diluent pipeline interests and higher income taxes.

•      EEP adjusted earnings increased for both the full year and fourth quarter of 2015, reflecting higher throughput and tolls in EEP’s liquids business, as well as contributions from new assets placed into service in 2014 and 2015, the most prominent being the expansion of the Company’s mainline system completed in July 2015 and the replacement and expansion of Line 6B completed in 2014. In addition, EEP adjusted earnings reflected incremental earnings from the transfer on January 2, 2015 of the remaining 66.7% interest in Alberta Clipper previously held by Enbridge through EELP. Partially offsetting the increase in adjusted earnings in EEP’s liquids business were higher operating and administrative costs, incremental power costs associated with higher throughput and higher depreciation expense from an increased asset base. Also contributing to higher earnings in 2015 were distributions from Class D units and Incentive Distribution Units which were issued to Enbridge in July 2014 under an equity restructuring transaction and from Class E units which were issued in January 2015 in connection with the transfer of Alberta Clipper. Finally, the 2015 results reflected lower volumes within EEP’s natural gas and NGL businesses primarily as a result of reduced drilling programs by producers. EEP holds its natural gas and NGL businesses directly and indirectly through its partially-owned subsidiary, MEP.

•      EELP adjusted earnings increased for the full year due to contributions from assets recently placed into service, most notably the expansion of the Company’s mainline system completed in July 2015 and the expansion of Line 6B completed in phases during 2014 as part of the Company’s Eastern Access Program. Partially offsetting the increase in 2015 earnings was the absence of earnings from EELP’s interest in Alberta Clipper which was transferred to EEP on January 2, 2015. EELP adjusted earnings for the fourth quarter of 2015 reflected the same positive trends as the full year; however, the quarter-over-quarter decrease in adjusted earnings mainly reflects the absence of earnings from Alberta Clipper noted above.

Additional details on items impacting Sponsored Investments include:

•      The Fund Group earnings for 2015 reflected changes in unrealized fair value losses primarily on derivative financial instruments used to risk manage exposures inherent within the CTS, namely foreign exchange, power cost variability and allowance oil commodity prices.

•      The Fund Group earnings for 2015 included employee severance costs in relation to Enbridge’s enterprise-wide reduction of workforce.

•      The Fund Group earnings for 2015 included the impact of a corporate tax rate change in the province of Alberta on opening deferred income tax balances.

•      The Fund Group earnings for 2015 included insurance recoveries associated with the Line 37 crude oil release, which occurred in June 2013 - refer to Liquids Pipelines.

•      EEP earnings for 2015 included a goodwill impairment charge related to EEP’s natural gas and NGL businesses due to a prolonged decline in commodity prices which has reduced producers’ expected drilling programs and negatively impacted volumes on EEP’s natural gas and NGL systems.

•      EEP earnings for 2015 reflected an asset impairment charge of US$63 million ($11 million after-tax attributable to Enbridge) related to EEP’s Berthold rail facility due to contracts that have not been renewed beyond 2016.

•      EEP earnings for 2014 included charges related to estimated costs, before insurance recoveries, associated with the Line 6B crude oil release.

•      Earnings from EEP for 2014 included employee severance costs triggered by redundancies in EEP’s natural gas and NGL businesses.

CORPORATE

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
(unaudited; millions of Canadian dollars)
Noverco	22	21	50	43
Other Corporate	(14)	(32)	(33)	(69)
Adjusted earnings/(loss)	8	(11)	17	(26)
Noverco - changes in unrealized derivative fair value loss	(2)	-	(9)	(5)
Other Corporate - changes in unrealized derivative fair
value loss	(33)	(151)	(520)	(378)
Other Corporate - loss on de-designation of interest rate hedges in connection with the Canadian Restructuring Plan	-	-	(247)	-
Other Corporate - transaction costs relating to the Canadian Restructuring Plan	-	-	(16)	-
Other Corporate - deferred income tax out-of-period adjustments	-	-	71	-
Other Corporate - impact of tax rate changes	-	-	44	-
Other Corporate - drop down transaction costs	-	(6)	(6)	(6)
Other Corporate - asset impairment loss	(2)	-	(2)	-
Other Corporate - tax on intercompany gains on sale of partnership units	-	(157)	(39)	(157)
Other Corporate - gain on sale of investment	-	-	-	14
Other Corporate - employee severance costs	(19)	-	(19)	-
Other Corporate - prior period adjustment	3	-	(6)	-
Loss attributable to common shareholders	(45)	(325)	(732)	(558)

•      Noverco Inc. (Noverco) adjusted earnings included returns on the Company’s preferred share investments, as well as its equity earnings from Noverco’s underlying gas and power distribution investments through Gaz Metro Limited Partnership (Gaz Metro). The increase in year-over-year adjusted earnings reflected stronger operating earnings from Gaz Metro due to a favourable United States/Canada foreign exchange rate on Gaz Metro’s United States based business and incremental earnings from new assets.

•      Other Corporate adjusted loss decreased in 2015 and reflected lower net Corporate segment finance costs and lower income taxes, partially offset by higher preference share dividends from an increase in the number of preference shares outstanding and higher operating and administrative costs.

Additional details on items impacting Corporate loss include:

•      Other Corporate loss for each period included changes in the unrealized fair value losses on derivative financial instruments related to forward foreign exchange risk management positions.

•      Other Corporate loss for 2015 included an out-of-period adjustment to reduce deferred income tax expense related to intercompany preferred dividends.

•      Other Corporate loss for 2015 included the impact of a corporate tax rate change in the province of Alberta on opening deferred income tax balances.

•      Other Corporate loss for 2015 included employee severance costs in relation to the Company’s enterprise-wide reduction of workforce.

CONFERENCE CALL

Enbridge and ENF will hold a joint conference call on Friday, February 19, 2016 at 9 a.m. Eastern Time (7 a.m. Mountain Time) to discuss the 2015 annual results. Analysts, members of the media and other interested parties can access the call toll-free at 1-800-708-4540 from within North America and outside North America at 1-847-619-6397 using the access code 41445190#. The call will be audio webcast live at http://edge.media-server.com/m/p/cvp6cnfq. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available at toll-free 1-888-843-7419 within North America and outside North America at 1-630-652-3042 (access code 41445190#) for seven days after the call.

The conference call will begin with a presentation by the Company’s President and Chief Executive Officer and Chief Financial Officer, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

Enbridge, a Canadian Company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the United States and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in nearly 2,000 MW of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the United States, and is ranked as one of Canada’s Top 100 Employers for 2016. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected ACFFO or ACFFO per share; expected future cash flows; expected costs related to projects under construction; expected in-service dates for projects under construction; expected capital expenditures; estimated future dividends; adjusted earnings per share guidance; ACFFO per share guidance; expected future actions of regulators; expected costs related to leak remediation and potential insurance recoveries; expectations regarding commodity prices; supply forecasts; expectations regarding the impact of the Canadian Restructuring Plan (or the Transaction); dividend payout policy and dividend payout expectation.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, NGL and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; expected exchange rates; inflation; interest rates; availability and price of labour and pipeline construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; weather; the impact of the Canadian Restructuring Plan and dividend policy on the Company’s future cash flows; credit ratings; capital project funding; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss)per share; expected future cash flows and expected future ACFFO; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss), adjusted earnings/(loss), ACFFO and associated per share amounts, the impact of the Canadian Restructuring Plan on Enbridge or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and pipeline construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather; and customer and regulatory approvals on construction and in-service schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to adjusted earnings guidance, ACFFO guidance, operating performance, impact of the Canadian Restructuring Plan, dividend policy, regulatory parameters, project approval and support, weather, economic and competitive conditions, public opinion, changes in tax law and tax rate increases, exchange rates, interest rates, commodity prices and supply of and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. – Media	Enbridge Inc. – Investor Relations
Graham White	Adam McKnight
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 266-7922 or Toll Free: (800) 481-2804
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com

HIGHLIGHTS

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
(unaudited; millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines[1]	36	19	(224)	463
Gas Distribution	46	69	222	213
Gas Pipelines, Processing and Energy Services[1]	44	185	218	571
Sponsored Investments[1]	297	140	479	419
Corporate	(45)	(325)	(732)	(558)
Earnings/(loss) attributable to common shareholders from continuing operations	378	88	(37)	1,108
Discontinued operations - Gas Pipelines, Processing and Energy Services	-	-	-	46
	378	88	(37)	1,154
Earnings/(loss) per common share	0.44	0.11	(0.04)	1.39
Diluted earnings/(loss) per common share	0.44	0.10	(0.04)	1.37
Adjusted earnings[2]
Liquids Pipelines[3]	64	199	691	858
Gas Distribution	58	68	210	177
Gas Pipelines, Processing and Energy Services[3]	(5)	30	89	136
Sponsored Investments[3]	369	123	859	429
Corporate	8	(11)	17	(26)
	494	409	1,866	1,574
Adjusted earnings per common share[2]	0.58	0.49	2.20	1.90
Cash flow data
Cash provided by operating activities	806	656	4,571	2,547
Cash used in investing activities	(2,296)	(3,737)	(7,933)	(11,891)
Cash provided by financing activities	1,457	3,221	2,973	9,770
Available cash flow from operations[4]
Available cash flow from operations	876	610	3,154	2,506
Available cash flow from operations per common share	1.03	0.73	3.72	3.02
Dividends
Common share dividends declared	401	297	1,596	1,177
Dividends paid per common share	0.465	0.350	1.86	1.40
Shares outstanding (millions)
Weighted average common shares outstanding	853	838	847	829
Diluted weighted average common shares outstanding	860	849	858	840
Operating data
Liquids Pipelines - Average deliveries (thousands of barrels per day)
Canadian Mainline[5]	2,243	2,066	2,185	1,995
Regional Oil Sands System[6]	726	725	759	703
Lakehead System	2,388	2,187	2,315	2,113
Gas Pipelines - Average throughput (millions of cubic feet per day)
Alliance Pipeline Canada	1,481	1,547	1,488	1,556
Alliance Pipeline US	1,642	1,693	1,645	1,682
Gas Distribution - Enbridge Gas Distribution Inc. (EGD)
Volumes (billions of cubic feet)	117	129	437	461
Number of active customers (thousands)[7]	2,129	2,098	2,129	2,098
Heating degree days[8]
Actual	1,007	1,261	3,710	4,044
Forecast based on normal weather	1,222	1,218	3,536	3,517

1      Effective September 1, 2015, Enbridge transferred its Canadian Liquids Pipelines business and certain Canadian renewable energy assets to the Fund Group within the Sponsored Investments segment under the Canadian Restructuring Plan. Losses from the Canadian Liquids Pipelines assets prior to the date of transfer of $403 million in the year ended December 31, 2015 (2014 - earnings of $320 million; 2013 - earnings of $261 million) and earnings from the Canadian renewable energy assets within the Gas Pipelines, Processing and Energy Services segment prior to the date of transfer of $1 million in the year ended December 31, 2015 (2014 - loss of $2 million; 2013 - loss of $55 million), have not been reclassified into the Sponsored Investments segment for presentation purposes. Additionally, loss of $29 million and earnings of $6 million for the three months ended December 31, 2014, related to Liquids Pipelines assets and Gas Pipelines, Processing and Energy Services assets, respectively, have not been reclassified into the Sponsored Investments segment for presentation purposes.

2      Adjusted earnings represent earnings attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors. Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

3      Adjusted earnings from the Canadian Liquids Pipelines assets prior to the date of transfer of $508 million in the year ended December 31, 2015 (2014 - $688 million; 2013 - $631 million) and adjusted earnings from the Canadian renewable energy assets within the Gas Pipelines, Processing and Energy Services segment prior to the date of transfer under the Canadian Restructuring Plan of $6 million in the year ended December 31, 2015 (2014 - loss of $3 million; 2013 - loss of $4 million), have not been reclassified into the Sponsored Investments segment for presentation purposes. Additionally, adjusted earnings of $146 million and $1 million, for the three months ended December 31, 2014, related to Liquids Pipelines assets and Gas Pipelines, Processing and Energy Services assets, respectively, have not been reclassified into the Sponsored Investments segment for presentation purposes.

4      ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in regulatory assets and liabilities and environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. ACFFO and ACFFO per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

5      Canadian Mainline includes deliveries ex-Gretna, Manitoba which is made up of United States and eastern Canada deliveries entering the Canadian Mainline in western Canada.

6      Volumes are for the Athabasca mainline and Waupisoo Pipeline and exclude laterals on the Regional Oil Sands System.

7      Number of active customers is the number of natural gas consuming EGD customers at the end of the period.

8      Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
(unaudited; millions of Canadian dollars, except per share amounts)
Revenues
Commodity sales	6,074	6,192	23,842	28,281
Gas distribution sales	672	835	3,096	2,853
Transportation and other services	2,168	1,770	6,856	6,507
	8,914	8,797	33,794	37,641
Expenses
Commodity costs	5,878	5,926	22,949	27,504
Gas distribution costs	485	647	2,292	1,979
Operating and administrative	1,232	917	4,248	3,281
Depreciation and amortization	541	426	2,024	1,577
Environmental costs, net of recoveries	(19)	(3)	(21)	100
Goodwill impairment	-	-	440	-
	8,117	7,913	31,932	34,441
	797	884	1,862	3,200
Income from equity investments	116	117	475	368
Other expense	(72)	(123)	(702)	(266)
Interest expense	(371)	(313)	(1,624)	(1,129)
	470	565	11	2,173
Income taxes	(94)	(249)	(170)	(611)
Earnings/(loss) from continuing operations	376	316	(159)	1,562
Discontinued operations
Earnings from discontinued operations before income taxes	-	-	-	73
Income taxes from discontinued operations	-	-	-	(27)
Earnings from discontinued operations	-	-	-	46
Earnings/(loss)	376	316	(159)	1,608
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	76	(157)	410	(203)
Earnings attributable to Enbridge Inc.	452	159	251	1,405
Preference share dividends	(74)	(71)	(288)	(251)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	378	88	(37)	1,154

Earnings/(loss) attributable to Enbridge Inc. common shareholders
Earnings/(loss) from continuing operations	378	88	(37)	1,108
Earnings from discontinued operations, net of taxes	-	-	-	46
	378	88	(37)	1,154

Earnings/(loss) per common share attributable to Enbridge Inc. common shareholders
Continuing operations	0.44	0.11	(0.04)	1.34
Discontinued operations	-	-	-	0.05
	0.44	0.11	(0.04)	1.39

Diluted earnings/(loss) per common share attributable to Enbridge Inc. common shareholders
Continuing operations	0.44	0.10	(0.04)	1.32
Discontinued operations	-	-	-	0.05
	0.44	0.10	(0.04)	1.37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
(unaudited; millions of Canadian dollars)
Earnings/(loss)	376	316	(159)	1,608
Other comprehensive income/(loss), net of tax
Change in unrealized gains/(loss) on cash flow hedges	327	(223)	198	(833)
Change in unrealized loss on net investment hedges	(183)	(136)	(903)	(270)
Other comprehensive income from equity investees	13	6	30	10
Reclassification to earnings of realized cash flow hedges	(215)	14	(191)	76
Reclassification to earnings of unrealized cash flow hedges	(68)	34	(121)	158
Reclassification to earnings of pension plans and other postretirement benefits amortization amounts	(1)	9	21	15
Actuarial gains/(loss) on pension plans and other postretirement benefits	51	(191)	51	(191)
Change in foreign currency translation adjustment	662	551	3,347	1,238
Reclassification to earnings of derecognized cash flow hedges	-	-	(247)	-
Other comprehensive income	586	64	2,185	203
Comprehensive income	962	380	2,026	1,811
Comprehensive (income)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	17	(175)	292	(242)
Comprehensive income attributable to Enbridge Inc.	979	205	2,318	1,569
Preference share dividends	(74)	(71)	(288)	(251)
Comprehensive income attributable to Enbridge Inc. common shareholders	905	134	2,030	1,318

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Year ended December 31,	2015	2014
(millions of Canadian dollars, except per share amounts)
Preference shares
Balance at beginning of year	6,515	5,141
Preference shares issued	-	1,374
Balance at end of year	6,515	6,515
Common shares
Balance at beginning of year	6,669	5,744
Common shares issued	-	446
Dividend reinvestment and share purchase plan	646	428
Shares issued on exercise of stock options	76	51
Balance at end of year	7,391	6,669
Additional paid-in capital
Balance at beginning of year	2,549	746
Stock-based compensation	35	31
Options exercised	(19)	(14)
Issuance of treasury stock	-	22
Drop down of interest to Enbridge Energy Partners, L.P.	218	-
Enbridge Energy Partners, L.P. equity restructuring	-	1,601
Transfer of interest to Enbridge Income Fund	-	176
Drop down of interest to Midcoast Energy Partners, L.P.	-	(18)
Dilution gain on Enbridge Income Fund issuance of trust units	355	-
Dilution gain on Enbridge Income Fund equity investment	132	-
Dilution loss on Enbridge Income Fund indirect equity investment	(5)	-
Dilution gains and other	36	5
Balance at end of year	3,301	2,549
Retained earnings
Balance at beginning of year	1,571	2,550
Earnings attributable to Enbridge Inc.	251	1,405
Preference share dividends	(288)	(251)
Common share dividends declared	(1,596)	(1,177)
Dividends paid to reciprocal shareholder	22	17
Reversal of cumulative redemption value adjustment attributable to Enbridge Commercial Trust	541	-
Redemption value adjustment attributable to redeemable noncontrolling interests	(359)	(973)
Balance at end of year	142	1,571
Accumulated other comprehensive income/(loss)
Balance at beginning of year	(435)	(599)
Other comprehensive income attributable to Enbridge Inc. common shareholders	2,067	164
Balance at end of year	1,632	(435)
Reciprocal shareholding
Balance at beginning of year	(83)	(86)
Issuance of treasury stock	-	3
Balance at end of year	(83)	(83)
Total Enbridge Inc. shareholders’ equity	18,898	16,786
Noncontrolling interests
Balance at beginning of year	2,015	4,014
Earnings/(loss) attributable to noncontrolling interests	(407)	214
Other comprehensive income/(loss) attributable to noncontrolling interests, net of tax
Change in unrealized gains/(loss) on cash flow hedges	161	(192)
Change in foreign currency translation adjustment	273	146
Reclassification to earnings of realized cash flow hedges	(236)	18
Reclassification to earnings of unrealized cash flow hedges	(83)	77
	115	49
Comprehensive income/(loss) attributable to noncontrolling interests	(292)	263
Distributions	(680)	(535)
Contributions	615	212
Dilution loss	(53)	-
Acquisitions - Magic Valley and Wildcat wind farms	-	351
Drop down of interest to Enbridge Energy Partners, L.P.	(304)	-
Enbridge Energy Partners, L.P. equity restructuring	-	(2,330)
Drop down of interest to Midcoast Energy Partners, L.P.	-	39
Other	(1)	1
Balance at end of year	1,300	2,015
Total equity	20,198	18,801
Dividends paid per common share	1.86	1.40

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
(unaudited; millions of Canadian dollars)
Operating activities
Earnings/(loss)	376	316	(159)	1,608
Earnings from discontinued operations	-	-	-	(46)
Depreciation and amortization	541	426	2,024	1,577
Deferred income taxes	48	255	7	587
Changes in unrealized (gains)/loss on derivative instruments, net	(37)	(152)	2,373	(96)
Cash distributions in excess of equity earnings	64	57	244	196
Impairment	80	18	536	18
Gains on dispositions	-	(22)	(94)	(38)
Hedge ineffectiveness	31	49	(20)	210
Inventory revaluation allowance	149	170	410	174
Other	28	9	(62)	115
Changes in regulatory assets and liabilities	(12)	11	41	22
Changes in environmental liabilities, net of recoveries	(8)	(31)	(43)	(78)
Changes in operating assets and liabilities	(454)	(450)	(686)	(1,721)
Cash provided by continuing operations	806	656	4,571	2,528
Cash provided by discontinued operations	-	-	-	19
	806	656	4,571	2,547
Investing activities
Additions to property, plant and equipment	(1,963)	(3,127)	(7,273)	(10,524)
Long-term investments	(345)	(161)	(622)	(854)
Restricted long-term investments	(15)	-	(49)	-
Additions to intangible assets	(12)	(55)	(101)	(208)
Acquisitions	-	(394)	(106)	(394)
Proceeds from disposition	-	4	146	85
Affiliate loans, net	5	4	59	13
Changes in restricted cash	34	(8)	13	(13)
Cash used in continuing operations	(2,296)	(3,737)	(7,933)	(11,895)
Cash provided by discontinued operations	-	-	-	4
	(2,296)	(3,737)	(7,933)	(11,891)
Financing activities
Net change in bank indebtedness and short-term borrowings	51	99	(588)	734
Net change in commercial paper and credit facility draws	(937)	2,616	1,507	4,212
Southern Lights project financing repayments	-	(12)	-	(1,519)
Debenture and term note issues - Southern Lights	-	-	-	1,507
Debenture and term note issues	2,213	1,080	3,767	5,414
Debenture and term note repayments	(25)	(523)	(1,023)	(1,348)
Contributions from noncontrolling interests	3	49	615	212
Distributions to noncontrolling interests	(179)	(140)	(680)	(535)
Contributions from redeemable noncontrolling interests	670	323	670	323
Distributions to redeemable noncontrolling interests	(34)	(24)	(114)	(79)
Preference shares issued	-	-	-	1,365
Common shares issued	10	8	57	478
Preference share dividends	(74)	(71)	(288)	(245)
Common share dividends	(241)	(184)	(950)	(749)
	1,457	3,221	2,973	9,770
Effect of translation of foreign denominated cash and cash equivalents	24	33	143	59
Increase/(decrease) in cash and cash equivalents	(9)	173	(246)	485
Cash and cash equivalents at beginning of period - continuing operations	1,024	1,088	1,261	756
Cash and cash equivalents at beginning of period - discontinued operations	-	-	-	20
Cash and cash equivalents at end of year	1,015	1,261	1,015	1,261
Cash and cash equivalents - discontinued operations	-	-	-	-
Cash and cash equivalents - continuing operations	1,015	1,261	1,015	1,261

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31,	2015	2014
(millions of Canadian dollars)
Assets
Current assets
Cash and cash equivalents	1,015	1,261
Restricted cash	34	47
Accounts receivable and other	5,430	5,504
Accounts receivable from affiliates	7	241
Inventory	1,111	1,148
	7,597	8,201
Property, plant and equipment, net	64,434	53,830
Long-term investments	7,008	5,408
Restricted long-term investments	49	-
Deferred amounts and other assets	3,309	3,208
Intangible assets, net	1,348	1,166
Goodwill	80	483
Deferred income taxes	839	561
	84,664	72,857
Liabilities and equity
Current liabilities
Bank indebtedness	361	507
Short-term borrowings	599	1,041
Accounts payable and other	7,351	6,444
Accounts payable to affiliates	48	80
Interest payable	324	264
Environmental liabilities	141	161
Current maturities of long-term debt	1,990	1,004
	10,814	9,501
Long-term debt	39,540	33,423
Other long-term liabilities	6,056	4,041
Deferred income taxes	5,915	4,842
	62,325	51,807
Redeemable noncontrolling interests	2,141	2,249
Equity
Share capital
Preference shares	6,515	6,515
Common shares	7,391	6,669
Additional paid-in capital	3,301	2,549
Retained earnings	142	1,571
Accumulated other comprehensive income/(loss)	1,632	(435)
Reciprocal shareholding	(83)	(83)
Total Enbridge Inc. shareholders’ equity	18,898	16,786
Noncontrolling interests	1,300	2,015
	20,198	18,801
	84,664	72,857

SEGMENTED INFORMATION

Three months ended December 31, 2015	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	308	754	5,616	2,236	-	8,914
Commodity and gas distribution costs	(3)	(448)	(5,408)	(506)	2	(6,363)
Operating and administrative	(149)	(138)	(58)	(857)	(30)	(1,232)
Depreciation and amortization	(71)	(78)	(38)	(344)	(10)	(541)
Environmental costs, net of recoveries	-	-	-	19	-	19
	85	90	112	548	(38)	797
Income/(loss) from equity investments	68	-	(12)	51	9	116
Other income/(expense)	(18)	1	(2)	(2)	(51)	(72)
Interest income/(expense)	(78)	(42)	(24)	(277)	50	(371)
Income taxes recovery/(expense)	(21)	(3)	(39)	(89)	58	(94)
Earnings	36	46	35	231	28	376
Loss attributable to noncontrolling interests and redeemable noncontrolling interests	-	-	9	66	1	76
Preference share dividends	-	-	-	-	(74)	(74)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	36	46	44	297	(45)	378
Total assets	12,541	9,546	7,793	50,237	4,547	84,664

Three months ended December 31, 2014	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	463	948	4,960	2,426	-	8,797
Commodity and gas distribution costs	-	(646)	(4,630)	(1,297)	-	(6,573)
Operating and administrative	(296)	(131)	(39)	(423)	(28)	(917)
Depreciation and amortization	(137)	(79)	(32)	(173)	(5)	(426)
Environmental costs, net of recoveries	7	-	-	(4)	-	3
	37	92	259	529	(33)	884
Income from equity investments	50	-	25	31	11	117
Other income/(expense)	18	(5)	30	(5)	(161)	(123)
Interest income/(expense)	(112)	(42)	(26)	(162)	29	(313)
Income taxes recovery/(expense)	27	24	(103)	(97)	(100)	(249)
Earnings/(loss)	20	69	185	296	(254)	316
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(1)	-	-	(156)	-	(157)
Preference share dividends	-	-	-	-	(71)	(71)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	19	69	185	140	(325)	88
Total assets	27,657	9,320	7,601	23,515	4,764	72,857

Year ended December 31, 2015	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	1,730	3,560	20,862	7,642	-	33,794
Commodity and gas distribution costs	(8)	(2,300)	(20,008)	(2,927)	2	(25,241)
Operating and administrative	(1,223)	(537)	(238)	(2,211)	(39)	(4,248)
Depreciation and amortization	(520)	(308)	(178)	(986)	(32)	(2,024)
Environmental costs, net of recoveries	4	-	-	17	-	21
Goodwill impairment	-	-	-	(440)	-	(440)
	(17)	415	438	1,095	(69)	1,862
Income/(loss) from equity investments	296	-	(13)	201	(9)	475
Other income/(expense)	11	(1)	20	(33)	(699)	(702)
Interest expense	(532)	(168)	(109)	(661)	(154)	(1,624)
Income taxes recovery/(expense)	20	(24)	(142)	(499)	475	(170)
Earnings/(loss)	(222)	222	194	103	(456)	(159)
Earnings/(loss) attributable to noncontrolling interests and redeemable noncontrolling interests	(2)	-	24	376	12	410
Preference share dividends	-	-	-	-	(288)	(288)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	(224)	222	218	479	(732)	(37)
Total assets	12,541	9,546	7,793	50,237	4,547	84,664

Year ended December 31, 2014	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	2,283	3,216	23,023	9,119	-	37,641
Commodity and gas distribution costs	-	(1,979)	(21,921)	(5,583)	-	(29,483)
Operating and administrative	(1,101)	(530)	(175)	(1,438)	(37)	(3,281)
Depreciation and amortization	(498)	(304)	(114)	(642)	(19)	(1,577)
Environmental costs, net of recoveries	7	-	-	(107)	-	(100)
	691	403	813	1,349	(56)	3,200
Income/(loss) from equity investments	160	-	136	86	(14)	368
Other income/(expense)	12	(8)	38	5	(313)	(266)
Interest income/(expense)	(372)	(165)	(98)	(559)	65	(1,129)
Income taxes recovery/(expense)	(24)	(17)	(318)	(263)	11	(611)
Earnings/(loss) from continuing operations	467	213	571	618	(307)	1,562
Discontinued operations
Earnings from discontinued operations before income taxes	-	-	73	-	-	73
Income taxes from discontinued operations	-	-	(27)	-	-	(27)
Earnings from discontinued operations	-	-	46	-	-	46
Earnings/(loss)	467	213	617	618	(307)	1,608
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(4)	-	-	(199)	-	(203)
Preference share dividends	-	-	-	-	(251)	(251)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	463	213	617	419	(558)	1,154
Total assets	27,657	9,320	7,601	23,515	4,764	72,857